UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-18813

THQ INC.

(Exact name of registrant as specified in its charter)

29903 Agoura Road

Agoura Hills, CA 91301

(818) 871-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to purchase four-nine thousandths of a share of Series A Junior Participating Preferred Stock, $.01 par value per share*

(Title of each class of securities covered by this Form)

Common Stock, par value $.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, THQ Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THQ Inc.

Date:	May 12, 2010	By:	/s/ Edward L. Kaufman
Name: Edward L. Kaufman
Title: Executive Vice President, Business and Legal Affairs and Corporate Secretary

* The preferred stock purchase rights expired on May 12, 2010, pursuant to the terms of the Amended and Restated Rights Agreement, dated as of August 22, 2001 between THQ Inc. and Computershare Investor Services, LLC, as amended.